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Exhibit 99.(a)(5)(A)

Nordic Telephone Company ApS
commences Recommended Offer for
TDC A/S

Copenhagen, 2 December 2005

        Nordic Telephone Company ApS ("NTC") today commences its cash tender offer for TDC A/S ("TDC") at DKK 382 per share or the U.S. dollar equivalent of DKK 191 per American Depositary Share, valuing TDC at DKK 76 billion. The decision to launch the cash tender offer was announced on 30 November 2005

        NTC is a newly formed company established by investment funds directly or indirectly advised or managed by Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. L.P., Permira Advisers KB and Providence Equity Partners Limited

        Unless extended, the Tender Offer will expire on 12 January 2006.

Highlights of the transaction

  •
  NTC commences cash tender offer for all of TDC's share capital ("the Tender Offer")

  •
  Unless extended, the Tender Offer will expire on 12 January 2006 at 06.01 AM (CET) and if the conditions of the Tender Offer are either met or waived at this time, settlement is expected on or before 24 January 2006

  •
  The Tender Offer consideration will be DKK 382 in cash per TDC share or the U.S. dollar equivalent of DKK 191 in cash per American Depositary Share (the "Offer Price"), subject to adjustment for dividends or other distributions paid by TDC prior to the settlement of the Tender Offer

  •
  The Offer Price represents a premium of approximately:

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  39.3% relative to the average share price on 16 August 2005, the last day of trading before the date of TDC's Stock Exchange Release No. 17 commenting on an article in the press regarding possible approaches to TDC about a potential offer to buy the whole of TDC

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  44.7% relative to the average TDC share price over the last 3 months prior to 17 August 2005

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  117.0% relative to the share price in SBC Communications' sale of 51,351,981 TDC shares (32.1% of TDC's share capital) as of 10 June 2004

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  The Board of TDC has recommended that shareholders and ADS holders accept the Tender Offer

  •
  On 30 November 2005, NTC announced that it had acquired 10.08% of TDC's share capital

        The offer document, including the acceptance form and the advertisement published pursuant to Danish law requirements, will be distributed to TDC's registered shareholders by TDC, except shareholders resident in jurisdictions in which the Tender Offer or the acceptance hereof would be contrary to applicable law.

For more information please contact:

Nordic Telephone Company ApS

Danish press Prospect Peter Gustafson Tel: +45 33 73 00 88 Fax: +45 33 73 00 81 E-mail: pgu@prospect.dk	International press Finsbury Edward Orlebar/Don Hunter Tel: +44 (0)20 7251 3801 Fax: +44 (0)20 7251 4112 E-mail: edward.orlebar@finsbury.com

Possible Purchases outside of the Tender Offer

        NTC has obtained exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or financial institutions on its behalf) to make purchases of TDC shares outside of the Tender Offer from and after the first public announcement of the Tender Offer until the end of the offer period, subject to certain conditions. NTC has made open market purchases of TDC shares in accordance with this exemptive relief and as permissible under applicable securities laws and in accordance with normal Danish market practice, NTC, or its nominees, or its brokers (acting as agents) may from time to time make additional purchases of, or arrangements to purchase, TDC shares outside the United States, other than pursuant to the Tender Offer, during the period in which the Tender Offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Information about such purchases will be disclosed as required by applicable securities laws.

Note regarding forward-looking statements

        This news release contains "forward-looking statements." Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of TDC resulting from and following the proposed transaction. These statements are based on the current expectations of NTC's management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. NTC does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Important information

        This news release should be read in conjunction with the entire offer document and the other related documents described in the offer document, including any accompanying documents, for a more complete description of the terms and conditions of the Tender Offer.

        This news release does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Tender Offer or otherwise. The tender offer is being made solely by means of an Offer Document and the documents accompanying the Offer Document (including the Form of Acceptance and the Letter of Transmittal), which contain the full terms and conditions of the Tender Offer, including details of how the Tender Offer may be accepted. In the United States, NTC and the other filing parties will file a Tender Offer Statement containing the Offer Document and other related documentation with the US Securities and Exchange Commission (the "SEC") on Schedule TO and TDC will file a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten Business Days after the date the Offer Document is mailed to TDC shareholders. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by NTC and TDC in connection with this tender offer will be available from the date such documents are mailed to TDC shareholders on the SEC's website at http://www.sec.gov. Information will be available for a period on the Copenhagen Stock Exchange website (http://www.cse.dk) and thereafter in its password restricted database. Copies of the Offer Document and the forms of acceptance are also available on a website established by NTC (http://www.nordictelephone.dk). The Offer Document and the related documents will be made available to all TDC shareholders at no charge to them. TDC shareholders are advised to read the Offer Document and the related documents when they are sent to them because they will contain important information. TDC shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because these documents will contain important information.

        The availability of the Tender Offer to TDC shareholders who are not resident in and citizens of Denmark or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.

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  Exhibit 99.(a)(5)(A)
Nordic Telephone Company ApS commences Recommended Offer for TDC A/S